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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

STONERIDGE, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
86183P102
(CUSIP Number)
October 26, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86183P102

1	NAMES OF REPORTING PERSONS KPR Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		1,455,233

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,455,233

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,455,233

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	86183P102

1	NAMES OF REPORTING PERSONS Boulder Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		1,455,233

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,455,233

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,455,233

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Limited Liability Company)

CUSIP No.	86183P102

1	NAMES OF REPORTING PERSONS Kuldeep Ram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	India

	5	SOLE VOTING POWER

NUMBER OF		1,455,233

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,455,233

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,455,233

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 86183P102
SCHEDULE 13G

Item 1(a)	Name of Issuer.

Stoneridge, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9400 East Market Street, Warren, Ohio 44484

Item 2(a)	Name of Person Filing.

This Schedule 13G is jointly filed by KPR Capital Management, LLC (“KPR”), Boulder Capital, LLC (“Boulder”) and Kuldeep Ram (“Ram”) (the “Reporting Persons”). KPR is the investment manager of Boulder and has been granted investment discretion over portfolio investments, including the Common Stock, held by Boulder. Ram is the principal of KPR.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The principal business address of KPR and Ram is 8403 Honeywood Court, McLean, Virginia 22102. The principal business address of Boulder is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

Item 2(c)	Citizenship or Place of Organization.

KPR and Boulder are Oklahoma limited liability companies. Ram is a citizen of India.

Item 2(d)	Title of Class of Securities.

Common Stock, no par value (“Common Stock”)

Item 2(e)	CUSIP Number.

86183P102

Item 3	Reporting Person.

The Reporting Persons are filing pursuant to Rule 13d-1(c).

Item 4	Ownership.

(a) Boulder directly beneficially owns 1,455,233 shares of Common Stock of the Issuer. KPR, as investment manager of Boulder, and Ram, as the principal of KPR, may also be deemed to beneficially own the shares of Common Stock held by Boulder.

(b) The Reporting Persons beneficially own 6.0% of the shares of Common Stock outstanding. This percentage is determined by dividing the number of shares of Common stock beneficially held by 24,213,162, the number of shares of Common Stock calculated to be issued and outstanding as of July 27, 2007, as reported in the Issuers Form 10-Q filed August 9, 2007.

CUSIP No. 86183P102

(c) As the principal of KPR, which has been granted investment discretion over the Common Stock held by Boulder, Ram has sole power to direct the vote and disposition of the 1,455,233 shares of Common Stock held by Boulder.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.
By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement

CUSIP No. 86183P102
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2007

KPR Capital Management, LLC

By:	/s/ Kuldeep Ram

Kuldeep Ram, Manager

Boulder Capital, LLC

By:	/s/ Kuldeep Ram

Kuldeep Ram, Authorized Person

/s/ Kuldeep Ram

Kuldeep Ram

CUSIP No. 86183P102
Exhibit Index

Exhibits	Exhibit 1

Joint Filing Agreement